Mail Stop 4561

March 6, 2007

Craig Nagasugi
Chief Executive Officer
Digital Learning Management Corp.
680 Langsdorf Drive
Suite 203
Fullerton, CA 92831

Re: Digital Learning Management Corporation
        Revised Information Statement on Schedule 14C
        Filed on February 1, 2007
        File No. 0-26293

Dear Mr. Nagasugi:

    We have reviewed your correspondence dated February 27, 2007 and have the following comments.

Schedule 14C

General

1. We are unable to concur with your assertion that the exemption afforded by Rule 14a-2(b)(2) applies to your revised Information Statement of February 1, 2007. We specifically note your statements that the solicitation was initiated by Mr. Stewart, and investor, and Mr. Patel, President of Digital Learning and a director, on their own behalf and that the number of persons solicited were no more than nine. By its terms, Rule 14a-2(b)(2) applies to solicitations "made otherwise than on behalf of the registrant." As you have indicated throughout your filing, "the Information Statement is being furnished by the Board of Directors of Digital Learning Management Corporation (the "Company") to the stockholders" and is therefore considered a solicitation "on behalf of the registrant." As such, the exemption does not apply to your filing.

    Finally, with respect to your reliance on <u>Crouch v. Prior</u>, 905 F. Supp. 248,255 (Dist. Court of the Virgin Islands, 1995), that case involved a proxy contest whereby a member of the board sought to rely on Rule 14a-2(b)(2) to remove standing members from the board of directors. The <u>Crouch</u> board member's solicitation of consents was clearly, therefore, not on behalf of the company. As previously requested, please file a proxy statement on Schedule 14A.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or Jeffrey Werbitt at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 561-514-0832</u>
        Laura Anthony